# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OneMeta Inc., CIK 0001388295
CUSIP: 94770p105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 HAMPSHIRE COURT, NEWPORT BEACH,, California (CA), 92660
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002099304
Persons authorized to receive notices and communications: Jeffrey Canter, 250 W Spring St, Suite 921, Columbus, Ohio (OH), 43215, 614-596-2888

## Reporting persons
- Canter Jeffrey (CIK 0002099304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 15,500,000; shared voting power 0; sole dispositive power 15,500,000; shared dispositive power 0; aggregate amount beneficially owned 15,500,000 (28.9% of the class)
- WHPH AI, LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 15,500,000; shared voting power 0; sole dispositive power 15,500,000; shared dispositive power 0; aggregate amount beneficially owned 15,500,000 (28.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OneMeta Inc.
Address of issuer's principal executive offices: 1 HAMPSHIRE COURT, NEWPORT BEACH,, California (CA), 92660

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by the following persons (the "Reporting Persons"): Jeffrey Canter ("Mr. Canter") and WHPH AI LLC ("WHPH"). Mr. Canter owns 100% of WHPH.
Residence or business address: The address of the Reporting Persons is 250 W Spring St, Suite 921, Columbus, OH 43215
Present principal occupation or employment: Mr. Canter presently is Chief Customer Officer at RingCentral, Inc., 20 Davis Drive, Belmont, California 94002.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have no t been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Canter is a citizen of the United States and WHPH has been formed under the laws of the State of Ohio.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by the Reporting Persons to purchase the Note and the Warrant came from Mr. Canter's personal funds and WHPH's working capital

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes as part of Mr. Canter's personal investment strategy, for passive investment purposes and without the intent to effect any change in management or control of the Issuer.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: -
Number of shares as to which each person has sole or shared power to vote or dispose:
Pursuant to a Note and Warrant Purchase Agreement dated as of October 31, 2025 (the "NWPA"), the Issuer issued WHPH a $1,000,0000 convertible note (the "Note") which is convertible at the election of the holder at a conversion price of $0.08 and bears interest at the rate of 14%. The Note matures on October 31, 2028. The number of shares reported includes the principal amount divided by the conversion price, and the ultimate conversion amount will include additional shares representing accrued interest.

Pursuant to the NWPA, WHPH also acquired a warrant to purchase up to 3,000,000 shares of Common Stock, with an exercise price of $0.001 per share (the " Warrant"). The Warrant may be exercised at any time and expires on October 31, 2030.

Mr. Canter owns 100% of WHPH and is the sole managing member and has sole voting and dispositive power over and may be deemed to beneficially own such shares held by WHPH. The Reporting Persons beneficially own 15,500,000 Shares, comprised of (i) 3,000,000 shares of Common Stock issuable upon exercise of the Warrant and (ii) 12,500,000 shares issuable upon conversion of the Note. The percentage ownership set forth on Row 13 of the cover pages hereto is calculated based on 38,090,943 shares of Common Stock outstanding as of November 14, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2025.

The information relating to the direct ownership of shares of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of the cover pages is incorporated herein by reference. The Reporting Persons beneficially own 15,500,000 Shares, comprised of (i) 3,000,000 shares of Common Stock issuable upon exercise of the Warrant described herein and (ii) 12,500,000 shares issuable upon conversion of the Note described herein.
Transactions in the class effected during the past sixty days: There were no transactions in the Shares that were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the NWPA described herein and the related Note and Warrant, the Issuer and WHPH entered into a security agreement and patent security agreement whereby WHPH received a security interest in certain assets of the Issuer, and the Issuer and WPHP also entered into a registration rights agreement which provides for customary "demand" and "piggyback" registration rights for WHPH, all as further described in the Issuer's Current Report on Form 8-K filed November 7, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

## Signatures
- Canter Jeffrey: /s/ Jeffrey Canter, Jeffrey Canter, Manager of WHPH AI, LLC (01/20/2026)
- WHPH AI, LLC: /s/ Jeffrey Canter, Jeffrey Canter, Manager of WHPH AI, LLC (01/20/2026)